Issuer Free Writing Prospectus Dated October 7, 2010

(Supplementing Preliminary Prospectus Dated October 4, 2010)

Filed Pursuant to Rule 433

Registration Statement No. 333-168014

5,000,000 Shares

Body Central Corp.

Common Stock

The following updates the disclosures in the preliminary prospectus dated October 4, 2010.  References to “Body Central,” “we,” “us,” “our,” “our company” and “our business” are used in the manner described in such preliminary prospectus.

Net Revenues and Same Store Sales Update

Sales for the thirteen weeks ended October 2, 2010 were $56.9 million, a 26.7% increase over sales of $44.9 million for the thirteen weeks ended October 3, 2009.  Same store sales increased 17.6% in the third quarter of fiscal 2010.

Sales for the thirty-nine weeks ended October 2, 2010 were $176.3 million, a 21.1% increase over sales of $145.6 million for the thirty-nine weeks ended October 3, 2009.  The Company’s year-to-date same store sales increased 14.8%.

The foregoing net revenues and same store sales update reflects preliminary estimates based upon management estimates and are the responsibility of Body Central based on information that is available to our management as of the date hereof and are not guarantees of future performance.  Our independent registered certified public accounting firm, PricewaterhouseCoopers LLP, has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial data and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.  The information is not derived from reviewed or audited financial statements and, therefore, is subject to change in connection with the completion, review or audit of our financial statements for the 13 weeks ended October 2, 2010.

To review the preliminary prospectus included in the registration statement, click the following link on the SEC web site at www.sec.gov (or if such address has changed, by reviewing the issuer’s filings for the relevant date on the SEC web site):  http://www.sec.gov/Archives/edgar/ data/1379246/000104746910008408/a2200316zs-1a.htm.  The issuer’s Central Index Key, or CIK, on the SEC web site is 0001379246.

Body Central Acquisition Corp., the issuer, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you are encouraged to read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Piper Jaffray or Jefferies & Company will arrange to send you the prospectus if you request it by calling toll free 1-877-371-5212 or 1-877-547-6340, respectively.

Joint Book-Running Managers

Piper Jaffray	Jefferies & Company

Co-Managers

William Blair & Company	Baird